UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the US$ 1 billion offering of Global Notes

—

Rio de Janeiro, October 22, 2020 – Petróleo Brasileiro S.A. - Petrobras announces that yesterday it concluded the offering of its 5.60% Global Notes due January 2031 in the international capital market in the amount of US$ 1 billion (CUSIP No. 71647NBH1/ ISIN No. US71647NBH17), by means of its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF). Pricing of the notes occurred on October 13, 2020, as disclosed to the market, representing the lowest issuance yield for a 10-year bond issued by Petrobras.

The terms are as follows:

•       Amount: US$ 1.0 billion

•       Coupon: 5.60% p.y.

•       Reopening price: 109.579%

•       Yield to worst: 4.40% p.y.

•       Maturity: 01/03/2031

•       Interest payment dates: January 3 and July 3 of each year

•       Ratings: BB- (Fitch) / Ba2 (Moody’s) / BB- (S&P)

The amounts raised shall be consolidated with the US$ 1.5 billion originally issued on June 03, 2020, under one single US$ 2.5 billion series of bonds.

PGF intends to use the net proceeds from the sale of the Notes to repurchase its 4.375% Global Notes due 2023, 4.250% Global Notes due 2023, 6.250% Global Notes due 2024, 4.750% Global Notes due 2025, 5.299% Global Notes due 2025, 8.750% Global Notes due 2026, 7.375% Global Notes due 2027, 5.999% Global Notes due 2028, 5.750% Global Notes due 2029 and 5.093% Global Notes due 2030, in each case that PGF accepts for purchase in the tender offers announced concurrently with the offering of the Notes, and to use any remaining net proceeds for general corporate purposes.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer